Exhibit 99.1

Claude Clarifies Previously Released Q3 Cash Costs

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

SASKATOON, Nov. 5, 2015 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") provides clarification on the Company's earnings release dated November 5, 2015, that total cash cost per ounce of gold sold (1) reported of $677 (U.S. $517) excluded production royalty costs. Total cash cost per ounce of gold sold, inclusive of royalty costs, was $721 (U.S. $551) for the third quarter of 2015.

Claude Resources Inc. is a public gold exploration and mining company based in Saskatoon, Saskatchewan, with an asset base located entirely in Canada. Its shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

Footnotes

(1)	See description and reconciliation of non-IFRS financial measures in the "Non-IFRS Financial Measures and Reconciliations" section in the Company's Q3 2015 MD&A available on the Company's website at www.clauderesources.com or on www.sedar.com or www.sec.gov

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information: Rick Johnson, CFO, Phone: (306) 668-7505 or Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7501, Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 12:10e 05-NOV-15